UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	1-6510

FORM 12b-25	CUSIP NUMBER 577345101

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Maui Land & Pineapple Company, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

120 Kane Street, P. O. Box 187
Address of Principal Executive Office (Street and Number)

Kahului, Maui, Hawaii 96733-6687
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Maui Land & Pineapple Company, Inc. (the “Company”) has determined that the Company’s Annual Report on Form 10-K can not be filed on time without unreasonable effort or expense. The Company plans to file its Form 10-K by March 31, 2009, as prescribed in Rule 12b-25.

The Company currently is negotiating a loan extension on one of its credit facilities and amendments to certain financial covenants provided for in the Company’s outstanding credit facilities.   Because the assessment of its financial position and liquidity depends to a significant degree upon its ability to obtain loan extension and financial covenant amendments, the Company is unable to complete its Form 10-K in a timely manner.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Adele H. Sumida	(808)	877-3895
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached press release dated March 17, 2009.

Maui Land & Pineapple Company, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2009	By	/S/ Robert I. Webber
Robert I. Webber President and Chief Executive Officer

Part IV, Item(3) - Attachment

MAUI LAND & PINEAPPLE COMPANY, INC.

P. O. BOX 187   ♦   KAHULUI, HAWAII  96733-6687

NEWS RELEASE

FOR RELEASE IMMEDIATELY

ROBERT I. WEBBER

March 17, 2009	808/877-1674
808/877-1614 FAX

MAUI LAND & PINEAPPLE REPORTS 2008 4th QUARTER RESULTS

Kahului, Hawaii…….Maui Land & Pineapple Company, Inc. (NYSE: MLP) reported a net loss of $70.6 million ($8.86 per share) for the fourth quarter of 2008 compared to a net loss of $4.0 million ($.51 per share) for the fourth quarter of 2007.  Revenues for the fourth quarter of 2008 were $16.8 million compared to $25.9 million for the fourth quarter of 2007.  The loss for the fourth quarter of 2008 reflects lower results in all of the Company’s business segments, in particular the Community Development segment where the Company recorded a loss from its equity interest in Kapalua Bay Holdings and an impairment charge for the decrease in value of the investment totaling $45.3 million.  The Community Development segment also recorded fourth quarter 2008 charges of $10.6 million for deferred development costs that are not expected to be recovered.  In addition, in the fourth quarter of 2008, the Company recorded a valuation allowance against its deferred tax assets that increased the net loss by $23.6 million.

For the year 2008, the Company reported a net loss of $79.4 million ($9.98 per share) compared to net income of $8.0 million ($1.03 per share) for 2007. Consolidated revenues of $78.8 million were 49% lower in 2008 compared to 2007. The reduction in 2008 revenues was primarily due to a $56.7 million decrease in the Community Development segment revenues, because of lower real estate sales in 2008 and to a $19.7 million decrease in Agriculture segment revenues as a result of cessation of producing and selling solid-packed pineapple products in 2007.

The Community Development segment reported an operating loss of $61.5 million for the fourth quarter of 2008 compared to an operating profit of $6.9 million for the fourth quarter of 2007.  Revenues for the fourth quarter of 2008 were $900,000 compared to $6.8 million for the fourth quarter of 2007.  For the year 2008, the Community Development segment reported an operating loss of $40.0 million compared to operating profit of $53.1 million for 2007. Revenues from this operating segment were $11.4 million for 2008 compared to $68.1 million for 2007.  In 2008, revenues include $4.4 million from land sales transactions compared to $59.6 million in 2007 from various land sale transactions including the sale of the land underlying the Ritz-Carlton, Kapalua hotel.  As described above, fourth quarter charges related to the Company’s investment in Kapalua Bay Holdings, write off of deferred development costs and the reduction in real estate sales were responsible for the lower results from the Community Development segment.

The Resort segment reported an operating loss of $6.6 million for the fourth quarter of 2008 compared to an operating loss of $5.0 million for the fourth quarter of 2007.  For the year 2008, the Resort segment reported an operating loss of $19.7 million compared to an operating loss of $11.7 million for 2007.  Resort segment revenues were $8.5 million for the fourth quarter of 2008 or 13% higher than the same period a year earlier; and $37.4 million or 5% higher for the year 2008 compared to 2007, largely reflecting the Adventure Center and Mountain Outpost operations that began in December 2007 and early in 2008.  The increased operating losses for the fourth quarter and the year were primarily due to increased operating costs, in particular for the new operations, the net cost of the LPGA tournament held in October 2008 and higher administrative costs.  In 2008, financial results for the Resort were sharply affected by the reduction in visitor counts due to the global economic recession that has resulted in the inability or hesitation to travel, reduced air lift to Hawaii caused by airline closures, and the high cost of energy through most of the year that affected the cost of traveling.

The Agriculture segment reported an operating loss of $11.2 million for the fourth quarter of 2008 compared to an operating loss of $8.0 million for the fourth quarter of 2007.  For the year 2008, the Agriculture segment produced an operating loss of $30.4 million compared to an operating loss of $26.6 million for 2007. Revenues for the fourth quarter of 2008 were $6.8 million compared to $10.2 million for the same period in 2007; for the year, revenues were $27.8 million or 41% lower than 2007.  Lower revenues for the fourth quarter and the year 2008 was primarily due to a reduction in sales of processed products as the Company ceased production of all solid-packed pineapple products in 2007.  In 2008, continued losses reflect processing plant and logistical issues that affected the quality of our fresh product, increased costs of operations, write off of excess fixed assets and inventories and employee severance costs as the Company further reduced the Agriculture operations.

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MAUI LAND & PINEAPPLE COMPANY, INC.

Report of Consolidated Operations

(Unaudited)

(in thousands except per share amounts)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2008	2007	2008	2007
Revenues
Community Development	$877	$6,780	$11,394	$68,105
Resort	8,450	7,455	37,439	35,804
Agriculture	6,808	10,160	27,779	47,466
Other	649	1,508	2,221	2,695
Total Operating Revenues	$16,784	$25,903	$78,833	$154,070

Operating Profit (Loss)
Community Development	$(61,524)	$6,915	$(40,007)	$53,135
Resort	(6,621)	(4,977)	(19,710)	(11,707)
Agriculture	(11,168)	(8,019)	(30,425)	(26,615)
Other	104	796	(287)	627
Total Operating Profit (Loss)	(79,209)	(5,285)	(90,429)	15,440
Interest Expense	887	(1,198)	(2,436)	(2,647)
Interest Income	306	194	553	985
Income Tax (Expense) Benefit	7,457	2,251	12,916	(5,767)

Net Income (Loss)	$(70,559)	$(4,038)	$(79,396)	$8,011

Earnings (Loss) Per Common Share
Basic	$(8.86)	$(0.51)	$(9.98)	$1.03
Diluted	$(8.86)	$(0.51)	$(9.98)	$1.02

Average Common Shares Outstanding
Basic	7,961,864	7,925,228	7,959,472	7,802,282
Diluted	7,961,864	7,925,228	7,959,472	7,862,956

NOTES:

The Company’s reports for interim periods utilize numerous estimates of production, general and administrative expenses, and other costs for the full year.  In addition, revenues from land sales are sporadic.  Consequently, amounts in the interim reports are not necessarily indicative of results for the full year.

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